EXHIBIT F

                         Memorandum Regarding Procedures

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                 Policies Pursuant to Rule 6e-3 (T)(b)(12)(iii)

     This document set forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by AIG Life Insurance Company "AIG Life" in connection with the issuance of the flexible premium variable universal life insurance policy ("the Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies.

                        -------------------------------


1.   "Public Offering Price":

     Purchase and Related Transactions

     Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a)  Premium Schedules and Underwriting Standards

     A premium payment schedule (Planned Periodic Premium) may be selected at the time of application and may be changed at any time. The planned periodic premium is set forth in the Policy. There is no penalty if the planned periodic premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if scheduled premiums are paid, the Policy terminates when the Net Cash Surrender Value becomes insufficient to pay certain monthly; charges and a grace period expires without sufficient payment.

          A Policyowner may make additional premium payments at any time before the death of the insured prior to the Policy Anniversary following the Insured attained age 99. The minimum premium payment is $50.00. We may require satisfactory evidence of insurability before accepting any premium which results in an increase in the net amount at risk. In addition, total premiums paid in a policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

          The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize the mortality charges must be based upon factors such as age, sex, health and smoker status and occupation.

     (b)  Application and Initial Premium Procedures

          Individuals wishing to purchase a Policy must complete an Application. The Policy is available as a Qualified Policy or a Non-qualified Policy. The minimum Face Amount of a Policy is $50.00. The insured may not be older than attained age 75 as of the Policy Date or the date of any increase in Face Amount. Before issuing any Policy AIG Life will require satisfactory evidence of insurability.

          The Policyowner selects a premium payment schedule in the Application. The amount of the planned periodic premium is shown on the Policy Information Section. There is no penalty if the planned periodic premium is not paid, nor does payment of this amount guarantee coverage for any period of time. While the insured is living, the owner may make unscheduled premium payments at any time prior to the Policy Anniversary following the Insured attained age 99.

          The initial Net Premium will be credited to the Policy as of the Policy Date. Subsequent Planned Periodic Premiums and accepted unplanned premiums will be credited to the Policy and the Net Premiums will be invested as of the date the Premium or notification of deposit is received at Our Administrative Office. However, any Net Premiums requiring underwriting will be allocated to the Money Market Subaccount until underwriting has been completed. When accepted or at the end of the Free Look Period, the Policy Account Value in the Money Market Subaccount attributable to the resulting Net Premiums will be credited to the Policy and allocated in accordance with the specified allocation percentages directly;. If additional Premium is rejected, AIG Life will refund the excess amount.

     (c)  Free Look Provision

          A Policy may be canceled within 10 days (or longer if required by state law0 after the Policyowner receives it by returning it to AIG Life or the registered representative through whom it was purchased. Premiums will be allocated to the Money Market Fund until 10 days after the Issue Date or the end of the Free Look Period. The Policyowner will then receive from AIG Life the greater of the Policy's Net Cash Value as of the date the Policy is returned or premiums paid; less loans and Partial Surrenders. The Policyowner may cancel increases in the Face Amount under the same time limitations. For canceled increases in the Face Amount, the refund equals the amount of premiums allocated to the increase in accordance with the surrender charge provision, less any portion of such amount previously paid to the Policyowner.

     (d)  Repayment of Policy Loan

          Unless AIG Life sets a lower rate for any period, the effective annual loan interest rate is 8%, which is payable in arrears. Loan interest for the Policy Year in which a loan is taken will be due on the next Policy Anniversary. Loan interest accrues each day and is payable on the Policy Anniversary, on the date of death, surrender or lapse. Loan interest not paid in cash as of the Policy Anniversary, or prior to the expiration of the grace period will be charged as a new loan and amounts may need to be transferred to the Guaranteed Account to cover the increased loan amount.

          If the loan interest rate is lower than 8% per year, any subsequent increase in the interest rate will be subject to the following conditions:

          (1) The effective date of any increase in the interest rate shall not be earlier than one year after the effective date of the establishment of the previous rate.

          (2) The amount by which the interest rate may be increased will not exceed one percent per year, but the rate of interest shall in no event ever exceed 8%.

          (3) AIG Life will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

          (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, AIG Life will notify the Policyowner of the increase at least 30 days prior to the effective date of the increase.

          (5) AIG Life will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

               All or part of an unpaid loan can be repaid before the Insured's death or before the Policy is surrendered. Loan repayments are allocated to the Subaccounts or the Guaranteed Account in accordance with premium allocations in effect at the time of the loan repayment. If a loan is outstanding when the insurance or surrender proceeds become payable, AIG Life will deduct the amount of any outstanding loan from these proceeds.

               If the outstanding loan exceeds the Net Cash Surrender Value on any monthly anniversary, the Policy will be in default. If the Policy goes into default, the Policyowner will be allowed a 61 day grace period to pay a premium sufficient to keep the Policy in force for 3 months. AIG Life will send notice of the amount required to be paid during the grace period to the last known address and to any assignee of record. The Grace Period will begin when the notice is sent.

     (e)  Correction of Misstatement of Age or Sex

               If  the   Insured's  age  or  sex  is  misstated  in  the  Policy
          application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent mortality charge for the correct date of birth or correct sex.

2.   "Redemption Procedures":

     Surrender and Related Transactions

     This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

(a)  Policy  Account  Values

     The owner of a Policy may make a Partial Surrender or Full Surrender of the Policy to receive part or all of the Policy's Net Cash Surrender Value, at any time while the Insured is living. The Net Cast Surrender Value is the Policy's Account Value less any surrender charges, any administrative charges and outstanding Policy Loans. The Policy Account Value is the amount provided for investment in the Separate Accounts and the Guaranteed Account. The Policy Account Value is held in one or more subaccounts of the Separate Accounts and the Guaranteed Account. The Policy Account Value is held in one or more subaccounts of the Separate Accounts and the Guaranteed Account. Initially, this Policy Account Value equals the net amount of the first premium paid under the Policy. This amount is allocated among the Guaranteed Account and the subaccounts according to the allocation percentages requested in the Application.

     Partial Surrenders are not permitted during the first Policy Year, or during the first 12 months following a Face Amount increase. The minimum Partial Surrender is $500. The amount available is the Policy's Account Value at the end of the valuation period during which the written request for the surrender or partial surrender is received by AIG Life, less any surrender charges and administrative charges and outstanding loans. A partial surrender will be made on a pro rata basis from the Guaranteed Account and/or subaccount, unless the Policyowner indicates otherwise. Partial Surrenders will cause a reduction in the Policy's Face Amount when the Level Death Benefit is in effect. If the Fact Amount has been increased, the partial surrender will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the initial face amount. The Net Cash Surrender Value must exceed $500 after the partial surrender is deducted from the Policy Account Value. No more than two partial surrenders may be made during a policy year, and each partial surrender must be at least $500. a partial surrender charge and an administrative charge will be assessed on a partial surrender. The charge will be deducted from the Policyowner's Account Value along with the amount requested to be surrendered.

     During the first 14 Policy Years, a surrender charge will be assessed on a full or partial surrender or decrease in Face Amount. The surrender charge equal to the sum of (1) and (2) times a duration factor will be assessed against the Policy Account Value where:

     (1) is equal to 25% of the first year paid premium up to the surrender charge premium; and (20 is equal to 4% of the first year paid premium in excess of the Surrender Charge Premium.

     In addition, the sum of (1) and (2) will be capped at a level not to exceed 4.25% of the Internal Revenue Code 7702 Guideline Single Premium.


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         The following table lists the duration factor as described above:
                 Year                      Surrender Charge Factor
                 1-5                                100%
                  6                                  90%
                  7                                  80%
                  8                                  70%
                  9                                  60%
                  10                                 50%
                  11                                 40%
                  12                                 30%
                  13                                 20%
                  14                                 10%
                  15+                                 0%

     An increase in the Face Amount of the Policy will result in an additional fourteen year surrender charge applicable to that increase. The additional surrender charge period will begin on the effective date of the increase.

     If the Face Amount of the Policy is reduced before the end of the fourteen policy year or within fourteen years following a Face Amount increase, AIG Life may also deduct a pro rata share of any applicable surrender charge from the Policyowner's Policy Account Value. Reductions will first be applied against the most recent increase in the Face Amount of the Policy. They will then be applied to prior increases in the Face Amount of the Policy in the reverse order in which such increases took place, and then to the original Face Amount of the Policy.

     In addition, a Partial Surrender Charge will be assessed and equal to a pro rate portion of the applicable surrender charge that would apply to a Full Surrender. The Partial Surrender Charge is determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount plus the Partial Surrender Administrative Charge payable divided by the result of subtracting the applicable surrender charge from the unloaned portion of the Policy Account Value). This amount is assessed against the Subaccounts or the Guaranteed Account in the same manner as provided for with respect to the partial surrender amount paid.

     A partial surrender charge is also deducted from the Policy Account Value upon a decrease in Fact Amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the Policy prior to the decrease).

     AIG Life will deduct an administrative charge upon a partial surrender. This charge is $25. If required by the insurance regulations of any state, the administrative charge for a partial surrender will be equal to the lesser of $25 or 2% of the amount surrendered. This charge will be deducted from the Policy Account Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount.

     Each partial surrender will reduce the Policy Account Value by the amount of partial surrender plus the proportional surrender charge and $25 fee. If the Death Benefit coverage is the Level Death Benefit Option, the Face Amount will also be reduced by the amount of the partial surrender in the following order:

     1. The most recent increase in the Face Amount, if any, will be reduced first

     2. The next most recent increases in the Face Amount, if any, will then be successively decreased.

     3.   The initial Face Amount will then be decreased.

     (b)  Payment of Proceeds

     If the Policy has not terminated, payment of the Net Cash Surrender Value, any Partial Surrender, loan proceeds or the Death Benefit are made within 7 days after AIG Life receives all required documents at it Administrative Office or such other location that AIG Life indicates to the Policyowner in writing. But AIG Life can delay payment of the Net Cash Surrender Value or any Partial Surrender from the Separate Accounts, loan proceeds, or the Death Benefit during any period that:

     It is not reasonable practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission declares that an emergency exists; or

     The Commission, by order, permits AIG Life to delay payment in order to protect Policyowners.

AIG Life may delay paying any surrender value or loan proceeds on the Guaranteed Account for up to 6 months from the date the request is received at its Administrative Office. AIG Life can delay payment of the entire Death Benefit if payment is contested. AIG Life investigates all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, AIG Life generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a Net Cash Surrender Value or Partial Surrender value is delayed for 30 days or more, AIG Life adds interest at an annual rate of 3%, or more, if required by law. AIG Life adds interest to a Death Benefit from the date of death to the date of payment at the same rate. When AIG Life receives written notification of the Insured death, AIG Life receives written notification of the Insured death, AIG Life will transfer the Policyowners's Account Value from the Subaccounts to the Guaranteed Account.

     The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death, AIG Life pays the Beneficiary the Death Benefit amount determined as of the date the Insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy.

     Added to the Face Amount is the value of any additional benefits provided by rider. AIG Life pays interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. AIG Life subtracts any outstanding loan, and any unpaid monthly deductions.

     (c)  Policy Loans

     Using the Policy as sole security, the Policyowner can borrow any amount up to the loan value of the Policy at any time after the first 12 months of the Policy or after the first 12 months following any increase in Face Amount, by submitting a written request to AIG Life's Administrative Office. The loan value on any given date is equal to 90% of the Net Cash Surrender Value.

     There will be a $25 fee deducted from the Policy Account Value for each loan request. The minimum amount that can be borrowed is $500.

     When a Policy Loan is made, an amount equal to the loan proceeds is withdrawn from the Policy Account Value in the Subaccounts or Guaranteed Account. This withdrawal is made pro rata on the basis of the Policy Account Value in each Subaccount or Guaranteed Account unless the Policyowner directs a different allocation when requesting the loan. The loan amount withdrawn is then transferred to the Policy Loan Account in the Guaranteed Account and will become part of the Guaranteed Policy Account Value. Conversely, when a loan is repaid, an amount equal to the repayment will be transferred from the Policy Loan Account to the Guaranteed Account or Subaccounts in accordance with the effective net premium allocation percentages.

     The amount in the Policy Loan Account will be credited with interest at an annual rate of 6.00%. AIG Life may, at its discretion, increase this rate. Thus, the maximum net cost of a loan is 2.00% per year (the difference between the rate of interest we charge and the amount of interest credited).

     If the Policy has not terminated, payment of loan proceeds is made within 7 days after AIG Life receives any required documents at its Administrative Office or any other location indicated in writing by AIG Life. AIG Life can delay payment of loan proceeds attributable to the Separate Account during any period that:

     It is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or

     The Commission, by order, permits AIG Life to delay payment in order to protect Policyowners.

     AIG Life may delay paying any loan proceeds from the Guaranteed Account for up to 6 months from the date the request is received at its Administrative Office.

     (d)  Policy Termination

     The Policy does not terminate for failure to pay premiums since payments, other than the initial premium are not specifically required. Rather, if on a Monthly Anniversary, the Net Cash Surrender Value is less than the monthly deduction charge for the next Policy month, the Policy will continue for a grace period of 61 days after that Monthly Anniversary.

     AIG Life allows 61 days to pay any premium necessary to cover the 3 months of monthly deductions and/or excess Policy loan. AIG Life will mail a notice to the Policyowner at his last known address, and a copy to the last known asignee on the records at least 31 days before the end of the grace period which sets forth this amount. During the grace period, the Policy remains in force. If AIG Life does not receive the required payment before the end of this grace period, the Policy will end and there will be no Policy Account Value or life insurance benefit. If the insured dies during the grace period, AIG Life will pay the Death Benefit. However, these proceeds will be reduced by the amount of any Monthly Deduction Charges for the full Policy month or months that run from the beginning of the late period through the Policy month in which the Insured dies or by the amount of any Policy loans.

     For a period of five (5) years after termination, the Policyowner can request that AIG Life reinstate the Policy during the Insured's lifetime. AIG Life will not reinstate the Policy if it has been returned for its Net Cash Surrender Value.

     Before AIG Life will reinstate the Policy, AIG Life must receive the following:

     Evidence of insurability satisfactory to AIG Life, if the reinstatement is requested more than 30 days after termination.

     A payment of an amount sufficient to cover (i) the total monthly administrative charges from the beginning of the grace period to the effective date of reinstatement; (ii) total monthly deductions for 3 months, calculated from the effective date of reinstatement; and (iii) the charges for applicable taxes, associated with this payment. AIG Life will determine the amount of this required payment as if no interest or investment performance were credited to or charged against the Policyowner's Account Value.

     If AIG Life does reinstate the Policy, the Face Amount for the reinstated Policy will be same as it would have been if the Policy had not terminated.

     4.   Transfers

     All or part of the Policy Account Value may be transferred among Subaccounts of the Separate Account or to the Guaranteed Account. The minimum value of Accumulation Units that may be transferred between Subaccounts or to the Guaranteed Account, is the lesser of (i) $250 or (ii) the total value of the Accumulation Units in a Subaccount or the Guaranteed Account Value would be less than $250, the entire value will be transferred. There is no charge for the first six transfers in any one Policy Year. AIG Life reserves the right to charge $25 for each transfer in excess of six per year.

     Amounts may be transferred from the Guaranteed Account to the Subaccounts, subject to the following conditions:

     1. Maximum Transfer. An amount not greater than 25% of the unloaned portion of the Guaranteed Account Value.

     2. Minimum Transfer. Transfers of at least the minimum amount are permitted. The minimum amount that may be transferred from the Guaranteed Account to the Subaccounts is the lesser of (i) $250 or
          (ii) the Guaranteed Account Value, unless AIG Life agrees otherwise.

     3. Minimum Remaining Value. Additionally, the remaining values in the Guaranteed Account must be at least $250. If, after a contemplated transfer, the remaining values in the Guaranteed Account would be less than $250, the amount must be included in the transfer.

     Policy Account Value held in the Guaranteed Account may be transferred to a Subaccount or Subaccounts only during the 60 day period within 30 days before and following the end each policy year.

     Transfer requests must be in writing on a form approved in accordance with established procedures.

     Through a process called Dollar Cost Averaging, the Policyowner may specify an automatic transfer from the Money Market Subaccount into other Subaccounts for a specified dollar amount or number or number of months not in excess of 24. This option can be selected at any time provided there is a minimum balance of $5,000 in the Money Market Subaccount at the time of election. The allocation to the Subaccounts will be based on the Policyowner's Premium allocation that is in effect at the time of each transfer. If the Policyowner elects the option on the Policy application, the automatic transfers will begin on the first Monthly Anniversary following the end of the Free Look Period. If the Policyowner elects the option after the application has been submitted, the automatic transfers will begin on the second Monthly Anniversary following the receipt of the request at AIG Life's Administrative Office.

     If the Policyowner elects to transfer a specific dollar amount each month, the automatic transfers will continue until the Money Market Subaccount is depleted. If the Policyowner elects to have the funds transferred over a specific number of months, AIG Life will transfer a fraction equal to one divided by the number of months remaining in the period. For example, if the Policyowner elects to transfer over a 12 month period, the first transfer will be 1/12 of Money Market Subaccount Value, the second transfer will be for 1/11, the third will be for 1/10 and so on until the end of the requested period.

     Automatic transfers will remain in effect until one of the following conditions occur:

     1.   The funds in the Money Market Subaccount are depleted

     2.   AIG  Life   receives  the   Policyowner's   written   request  at  our
          Administrative Office to cancel future transfers

     3.   AIG Life receives notification of death of the Insured

     4.   The Policy lapses

                               EXCHANGE PROCEDURE

     At any time within 24 months of the Issue Date, the Policyonwer may request that the entire Accumulation Value of the Policy be transferred to the Guaranteed Account to acquire fixed benefit life insurance protection on the life of the Insured. The exchange will become effective when AIG Life receives a proper written request. Once this exchange is exercised, the entire cash value must remain in the Guaranteed Account for the life of the Policy.

     At any time within 24 months of the Issue Date, or within 24 months of any increase in Face Amount, the Policyowner may exchange the Policy for a Policy of flexible premium fixed benefit life insurance which AIG Life is offering for this purpose. AIG Life will not require evidence of insurability. The date of exchange will be the later of (a) the date the Policyowner sends AIG Life the Policy along with a proper written request; or (b) the date AIG Life receives at the Administrative Office or such other location that AIG Life indicates to the Policyowner in writing, the necessary payment for the exchange. All riders will end. The endorsed policy will have the same Issue Date, issue age and risk classification as the original Policy. In order to exchange the Policy, AIG Life will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) an adjustment, if any, for premiums and cash values of the Policy and any new policy.